

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 3, 2014

Via E-mail
Chung Yan Winnie Lam
President
WINHA International Group Limited
5 Xingzhong Avenue, Suite 918
Shiqi District, Zhongshan

> **Re: WINHA International Group Limited**
> **Amendment No. 3 to Registration Statement on Form S-1**
> **Filed January 23, 2014**
> **File No. 333-191063**

Dear Mr. Lam:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Management's Discussion and Analysis, page 42

Revenue Recognition, page 45

1. Please revise your disclosure related to the revenue recognition of franchise stores. In this regard, we note your disclosure on page 45 that "[t]he Company collects annual franchise fee from each franchisee," and your disclosure on page 46 that "[u]ntil [you] become compliant with the relevant PRC laws and regulations, [you] do not plan to develop any franchise stores." Please also revise the Revenue Recognition sections on pages 66, 79 and 94.

<u>Financial Statements, page 57</u>

<u>Report of Independent Registered Accounting Firm, page 58</u>

2. We note that the audit report and the audit report on page 72 are dual-dated with respect to the revised disclosures explained in Note 2 to the financial statements of WINHA International and Zhongshan WINHA. It appears that the date of the revised disclosures explained in Note 2 to the financial statements of both entities is incorrectly dated January 23, 2013. Please revise to include properly dated audit reports. Please note that the consents filed as Exhibits 23.1 and 23.2 should also be revised.

You may contact Adam Phippen, Staff Accountant, at (202) 551-3336 or William Thompson, Accounting Branch Chief, at (202) 551-3344, if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer López, Staff Attorney, at (202) 551-3792, Dietrich King, Legal Branch Chief, at (202) 551-3338 or me at (202) 551-3720 with any other questions.

Sincerely,

/s/ Dietrich A. King for

Mara L. Ransom
Assistant Director